SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Alibaba Group Holding Limited

(Name of Issuer)

Ordinary shares, par value US$0.000025 per share

(Title of Class of Securities)

01609W102

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

[☐] Rule 13d-1(b)

[☐] Rule 13d-1(c)

[☒] Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 11 Pages

CUSIP No. 01609W102	13G	Page 2 of 11 pages

1	NAME OF REPORTING PERSON S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SoftBank Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ Please see response to Item 8
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 466,826,180(1)
	6	SHARED VOTING POWER 330,916,800(1)(2)
	7	SOLE DISPOSITIVE POWER 466,826,180
	8	SHARED DISPOSITIVE POWER 330,916,800(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 797,742,980(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 32.1%(1)(2)(3)
12	TYPE OF REPORTING PERSON CO

[1]	This figure does not take into account the Voting Agreement described in Item 8.

[2]	This figure includes (a) 15,000,000 ordinary shares owned by SBBM Corporation, a 100% direct subsidiary of SoftBank Corp. and (b) 315,916,800 ordinary shares owned by SB China Holdings Pte Ltd., a 100% direct subsidiary of SoftBank Corp.

[3]	Percentage of class is based on 2,487,314,208 shares issued and outstanding as of December 31, 2014, as set forth in the Issuer’s Form 6-K filed with the United States Securities and Exchange Commission on January 29, 2015.

CUSIP No. 01609W102	13G	Page 3 of 11 pages

1	NAME OF REPORTING PERSON S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SBBM Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ Please see response to Item 8
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0(1)
	6	SHARED VOTING POWER 15,000,000(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%(1)(2)
12	TYPE OF REPORTING PERSON CO

[1]	This figure does not take into account the Voting Agreement described in Item 8.

[2]	Percentage of class is based on 2,487,314,208 shares issued and outstanding as of December 31, 2014, as set forth in the Issuer’s Form 6-K filed with the United States Securities and Exchange Commission on January 29, 2015.

CUSIP No. 01609W102	13G	Page 4 of 11 pages

1	NAME OF REPORTING PERSON S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SB China Holdings Pte Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ Please see response to Item 8
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0(1)
	6	SHARED VOTING POWER 315,916,800(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 315,916,800
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 315,916,800(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.7%(1)(2)
12	TYPE OF REPORTING PERSON CO

[1]	This figure does not take into account the Voting Agreement described in Item 8.

[2]	Percentage of class is based on 2,487,314,208 shares issued and outstanding as of December 31, 2014, as set forth in the Issuer’s Form 6-K filed with the United States Securities and Exchange Commission on January 29, 2015.

CUSIP No. 01609W102	13G	Page 5 of 11 pages

Item 1.

(a)	Name of Issuer:

Alibaba Group Holding Limited

(b)	Address of Issuer’s Principal Executive Offices:

c/o Alibaba Group Services Limited, 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is being filed jointly by SoftBank Corp., SBBM Corporation and SB China Holdings Pte Ltd. (collectively, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1. Pursuant to the Joint Filing Agreement, the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b)	Address of Principal Business Office:

The address of the principal business office of SoftBank Corp. and of SBBM Corporation is 1-9-1 Higashi-shimbashi, Minato-ku, Tokyo 105-7303, Japan. The address of the principal business office of SB China Holdings Pte Ltd. is 20 Raffles Place, #09-01 Ocean Towers, Singapore 048620.

(c)	Citizenship:

See Row 4 of cover page for each Reporting Person.

(d)	Title of Class of Securities:

Ordinary shares, par value US$0.000025 per share, of the Issuer.

(e)	CUSIP Number:

01609W102

CUSIP No. 01609W102	13G	Page 6 of 11 pages

Item 3.	Not applicable.

Item 4.	Ownership

The following information with respect to the ownership of the Common Stock of the Issuer by the person filing this statement is provided as of December 31, 2014:

(a)	Amount Beneficially Owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person. See also response to Item 8 below.

(iii)	sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

Item 5.	Not applicable.

Item 6.	Not applicable.

CUSIP No. 01609W102	13G	Page 7 of 11 pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

See Exhibit 99.2.

Item 8.	Identification and Classification of Members of the Group

Pursuant to a Voting Agreement entered into on September 18, 2014 by and among the Issuer, Yahoo! Inc., SoftBank Corp., Jack Ma Yun, Joseph C. Tsai and certain other shareholders of the Issuer named on Schedule A thereto (the “Voting Agreement”), the parties thereto have agreed to, among others, (i) certain voting arrangements in favor of director nominees of Lakeside Partners LP (a partnership comprised of members of management of Issuer, Issuer affiliates and/or certain companies with which Issuer has a significant relationship) and SoftBank Corp. and (ii) a proxy grant by the Reporting Persons to Jack Ma Yun and Joseph C. Tsai of the voting power of any portion of the Reporting Persons’ shareholdings exceeding 30% of the Issuer’s issued and outstanding ordinary shares, each in accordance with the terms and conditions of the Voting Agreement.

A copy of the Voting Agreement has been filed by the Issuer with the Securities and Exchange Commission as Exhibit 4.13 to the Issuer’s amended registration statement on Form F-1 filed on September 5, 2014.

The Reporting Persons may be deemed to be members of a “group” under Section 13(d) of the Act with respect to the ordinary shares of the Issuer beneficially owned by the Reporting Persons and the other parties to the Voting Agreement. Assuming such a group is deemed to exist, the members of the group are as follows: (1) Yahoo! Inc. and Yahoo! Hong Kong Holdings Limited; (2) SoftBank Corp., SBBM Corporation and SB China Holdings Pte Ltd.; (3) Jack Ma Yun, SymAsia Foundation Limited, JC Properties Limited, APN Ltd. and JSP Investment Ltd.; and (4) Joseph C. Tsai, SymAsia Foundation Limited, Parufam Limited, PMH Holding Limited, MFG Limited, MFG II Limited, and Clara Wu Ming-Hua.

Item 9.	Not applicable.

Item 10.	Not applicable.

CUSIP No. 01609W102	13G	Page 8 of 11 pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015

SOFTBANK CORP.

By:	/s/ Masayoshi Son
Name:	Masayoshi Son
Title:	Chairman & CEO

SBBM CORPORATION

By:	/s/ Ken Miyauchi
Name:	Ken Miyauchi
Title:	President & CEO

SB CHINA HOLDINGS PTE LTD.

By:	/s/ Ippei Mimura
Name:	Ippei Mimura
Title:	Director

CUSIP No. 01609W102	13G	Page 9 of 11 pages

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page

Exhibit 99.1 – Joint Filing Agreement	10

Exhibit 99.2 – Item 7 Information	11

CUSIP No. 01609W102	13G	Page 10 of 11 pages

Exhibit 99.1

JOINT FILING AGREEMENT

SoftBank Corp., a Japanese corporation, SBBM Corporation, a Japanese corporation, and SB China Holdings Pte Ltd., a Singapore corporation, each hereby agrees, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, that the Schedule 13G filed herewith, and any amendments thereto, relating to ordinary shares of Alibaba Group Holding Limited is, and will be, jointly filed on behalf of each such person and further agrees that this joint filing agreement be included as an exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this joint filing agreement as of the date set forth below.

Dated: February 17, 2015

SOFTBANK CORP.

By:	/s/ Masayoshi Son
Name:	Masayoshi Son
Title:	Chairman & CEO

SBBM CORPORATION

By:	/s/ Ken Miyauchi
Name:	Ken Miyauchi
Title:	President & CEO

SB CHINA HOLDINGS PTE LTD.

By:	/s/ Ippei Mimura
Name:	Ippei Mimura
Title:	Director

CUSIP No. 01609W102	13G	Page 11 of 11 pages

Exhibit 99.2

ITEM 7 INFORMATION

The securities being reported on by SoftBank Corp. as a parent holding company include securities that are owned, or may be deemed to be beneficially owned by, SBBM Corporation, a Japanese corporation, and SB China Holdings Pte Ltd., a Singapore corporation. SBBM Corporation and SB China Holdings Pte Ltd. are each direct, wholly-owned subsidiaries of SoftBank Corp.